U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Kettle,          Adela             Maria
   (Last)           (First)           (Middle)
   1123 Buckingham Drive
   (Street)
   Costa Mesa, CA          92626
   (City)     (State)      (Zip)
2. Issuer Name and Ticker or Trading Symbol
   LMKI, INC.   "LMKI"
3. IRS or Social Security Number of Reporting Person, if an Entity
   (Voluntary)

4. Statement for Month/Year
   OCTOBER 1999
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (x) Director 			            (x) 10% Owner
   (x) Officer (give title below)         ( ) Other (specify below)
         Vice President
7. Individual or Joint/Group Filing (Check Applicable Line)
   (x) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

Table I -- Non-Derivative Securities Acquired, Disposed of, or
           Beneficially Owned
                                                   5.Amount
                                                   of Secu-
                                                   rities
                                                   Bene-
                                                   ficially
                                4.Securities       Owned at  6.Ownership
             2.Trans- 3.Trans-  Acquired (A) or    End of    Form:    7.
             action   action    Disposed of (D)    Month     Direct   Nature of
             Date     Code      (Instr. 3,4 and 5)           (D) or   Indirect
1.Title of   (Month/  (Instr.8)        (A)                   Indirect Beneficial
Security     Day/                       or         (Instr.   I)       Ownership
(Instr.3)    Year)   Code  V   Amount  (D)  Price  3 and 4) (Instr.4) (Instr.4)
Common Stock 10/06/99 S4        7,500    D  4.08             I   Chapman Group
Common Stock 10/07/99 S4        2,000    D  4.25             I   Chapman Group
Common Stock 10/26/99 S4        3,000    D  3.37  7,092,500  I   Chapman Group




Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II--Derivative Securities Acquired, Disposed of or Beneficially Owned
          (e.g., puts, calls, warrants, options, convertible securities)

            2.Conver-                     5.Number of Deriv- 6.Date Exercisable
            sion or   3.Trans-            ative Securities   and Expiration Date
            Exercise  action              Acquired (A) or    (Month/Day/Year)
1.Title of  Price of  Date     4.Transac- Disposed of (D)
Derivative  Deriv-    (Month/  tion Code  (Instr.3,4,and 5)  Date
Security    ative     Day/     (Instr.8)                     Exercis- Expiration
(Instr.3)   Security  Year)    Code  V    (A)     (D)        able     Date


                                                             10.
                                                9.Number of  Ownership
                                                Derivative   Form of
                                                Securities  Derivative
                                                Benefi-    Security:  11.
             7.Title and                        cially     Direct     Nature
             Amount of Underlying    8.Price of Owned at   (D) or   of Indirect
             Securities              Derivative End of     Indirect  Beneficial
1.Title of   (Instr. 3 and 4)        Security   Month      (I)       Ownership
Derivative                 Amount or
Security     Title         Number of (Instr.5) (Instr.4) (Instr. 4) (Instr.4)



Explanation of Responses:

TABLE I
Shares acquired in a merger transaction whereby Landmark International, Inc. acquired all of the stock in STM Communications, Inc. The Chapman Group was the sole shareholder of STM.

A. Maria Kettle is the sole beneficiary of the Chapman Group. W.J. Kettle is the Trustee of The Chapman Group and disclaims beneficial ownership of any securities held by The Chapman Group. W.J. Kettle files reports of his ownership separately.



/s/__________________________________________
**Signature of Reporting Person

Date: 11/10/99

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).